EXHIBIT 99.1

ORANGE COUNTY–POUGHKEEPSIE LIMITED PARTNERSHIP

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

Financial Statements
Years Ended December 31, 2009, 2008 and 2007

Orange County - Poughkeepsie
Limited Partnership

Financial Statements
As of December 31, 2009 and 2008, and for the years ended
December 31, 2009, 2008 and 2007, and Report of Independent Registered Public Accounting Firm

ORANGE COUNTY -
POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Balance Sheets	2
December 31, 2009 and 2008

Statements of Operations	3
For the years ended December 31, 2009, 2008 and 2007

Statements of Changes in Partners’ Capital	4
For the years ended December 31, 2009, 2008 and 2007

Statements of Cash Flows	5
For the years ended December 31, 2009, 2008 and 2007

Notes to Financial Statements	6-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2009 and 2008, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 97% of the Partnership’s revenue in the periods ending December 31, 2008 and 2009 and 98% of the revenue in the period ended December 31, 2007 is affiliate revenue.

/s/ Deloitte & Touche LLP

March 15, 2010
Atlanta, GA

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008

ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowance of $0 and $0	$209	$232
Unbilled revenue	1,206	1,182
Due from affiliate	7,556	8,083
Prepaid expenses and other current assets	77	90

Total current assets	9,048	9,587

PROPERTY, PLANT AND EQUIPMENT - Net	35,789	36,354

TOTAL ASSETS	$44,837	$45,941

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$116	$49

Total current liabilities	116	49

LONG TERM LIABILITIES	454	421

Total liabilities	570	470

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)

PARTNERS’ CAPITAL	44,267	45,471

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$44,837	$45,941

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Dollars in Thousands)

	2009	2008	2007

OPERATING REVENUE (see Note 4 for Transactions with Affiliates):

Service revenues	$183,839	$158,720	$151,382

OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):
Cost of service (excluding depreciation and amortization related to network assets included below)	21,735	21,954	22,535
General and administrative	3,116	3,674	3,179
Depreciation and amortization	6,714	6,301	6,069

Total operating costs and expenses	31,565	31,929	31,783

OPERATING INCOME	152,274	126,791	119,599

INTEREST INCOME - Net	1,522	946	1,345

NET INCOME	$153,796	$127,737	$120,944

Allocation of Net Income:
Limited Partners	$23,069	$19,161	$18,141
General Partner	130,727	108,576	102,803

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Dollars in Thousands)

	General Partner	Limited Partners
				Warwick
	Verizon		Taconic	Valley	Total
	Wireless	Cellco	Telephone	Telephone	Partners’
	of the East LP	Partnership	Corporation	Company	Capital

BALANCE, JANUARY 1, 2007	$42,322	$-	$3,734	$3,734	$49,790

Net income	102,803	6,398	2,108	9,635	120,944

Distribution to partners	(101,151)	(6,173)	(2,206)	(9,470)	(119,000)

Transfer of partnership interest	-	3,341	(3,636)	295	-

BALANCE, DECEMBER 31, 2007	43,974	3,566	-	4,194	51,734

Net income	108,576	8,804	-	10,357	127,737

Distribution to partners	(113,900)	(9,235)	-	(10,865)	(134,000)

BALANCE, DECEMBER 31, 2008	38,650	3,135	-	3,686	45,471

Net income	130,727	10,599	-	12,470	153,796

Distribution to partners	(131,750)	(10,682)	-	(12,568)	(155,000)

BALANCE, DECEMBER 31, 2009	$37,627	$3,052	$-	$3,588	$44,267

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Dollars in Thousands)

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$153,796	$127,737	$120,944
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,714	6,301	6,069
Changes in certain assets and liabilities:
Accounts receivable	23	(64)	(70)
Unbilled revenue	(24)	(499)	903
Prepaid expenses and other current assets	13	-	21
Accounts payable and accrued liabilities	9	(3)	(73)
Long term liabilities	33	60	33

Net cash provided by operating activities	160,564	133,532	127,827

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(6,091)	(3,556)	(6,229)
Change in due from affiliate, net	527	4,024	(2,598)

Net cash (used in)/provided by investing activities	(5,564)	468	(8,827)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to partners	(155,000)	(134,000)	(119,000)

Net cash used in financing activities	(155,000)	(134,000)	(119,000)

CHANGE IN CASH	-	-	-

CASH, BEGINNING OF YEAR	-	-	-

CASH, END OF YEAR	$-	$-	$-

NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:
Accruals for capital expenditures	$117	$59	$106

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

(Dollars in Thousands)

1.	ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership - Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987.  The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2009, 2008 and 2007 are as follows:

Managing and General Partner:

Verizon Wireless of the East LP*	85.0%

Limited partners:

Warwick Valley Telephone Company (“Warwick”)	8.1081%
Cellco Partnership	6.8919%

On April 10, 2007, Taconic sold their 7.5% limited partnership interest to Cellco Partnership and Warwick.

* Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) which holds a preferred interest.  Verizon Wireless of the East LP is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies.  Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition – The Partnership earns revenue by providing access to our network (access revenue) and for usage of our network (usage revenue), which includes voice and data revenue. Customers are associated with the Partnership based upon mobile identification number. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (See Note 4).

The Partnership reports, on a gross basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers that are within the scope of the accounting standard related to how taxes collected from customers and remitted to governmental authorities should be presented in the statement of operations.

Approximately 97% of the Partnership’s 2009 and 2008, and 98% of the Partnership’s 2007 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the rates (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses - Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership.  Services performed on behalf of the Partnership are provided by employees of Cellco.  These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership.  The Partnership believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment - Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on mobile telephone switching offices (“MTSOs”) and cell sites.  The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting.  Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.  Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statements of operations.  All property, plant and equipment purchases are made through an affiliate of Cellco.  Transfers of property, plant and equipment between Cellco and affiliates are recorded at net book value.

Network engineering and interest costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses - The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas.  The FCC grants licenses for terms of up to ten years.  In 1993, the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance.  Historically, the FCC has granted license renewals routinely and at nominal costs, which are expensed as incurred.  All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco.  The current term of the Partnership’s FCC licenses expire in January 2018 and June 2017.  Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s wireless licenses.

Valuation of Assets – Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cellco re-evaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life. Moreover, Cellco has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. Cellco tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. Cellco evaluates its licenses on an aggregate basis, using a direct income-based value approach.  This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date.  If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an  impairment is recognized. In addition, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $546 related to the spectrum lease, as discussed in Note 4). Cellco evaluated its wireless licenses for potential impairment as of December 15, 2009 and December 15, 2008. These evaluations resulted in no impairment of Cellco’s wireless licenses.

Fair Value Measurements - In accordance with the accounting standard regarding fair value measurements, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. This accounting standard also establishes a three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 - No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Concentrations - To the extent the Partnership’s customer receivables become delinquent, collection activities commence.  The General Partner accounts for 77.6% and 72.9% of the combined accounts receivable and unbilled revenue balances at December 31, 2009 and 2008 respectively.  The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Affiliate revenue is approximately 97% for 2009 and 2008 and 98% for 2007 of the Partnership’s total revenue.

Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services.  Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources.  Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations.  If the suppliers are unable to meet the General Partner’s needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments - The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes - The Partnership is not a taxable entity for Federal and state income tax purposes.  Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Due from affiliate - Due from affiliate principally represents the Partnership’s cash position. Cellco manages all cash, investing and financing activities of the Partnership.  As such, the change in Due from affiliate is reflected as an investing activity in the statements of cash flows while the change in Due to affiliate is reflected as a financing activity. Additionally, administrative and operating costs incurred by Cellco on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.8%, 4.0%, and 5.4% for the years ended December 31, 2009, 2008 and 2007, respectively.  Included in Interest Income, Net is net interest income related to the Due from affiliate balance of $1,522, $946 and $1,345 for the years ended December 31, 2009, 2008 and 2007, respectively.

Distributions – Distributions are made to partners at the discretion of the General Partner based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

Recently Adopted Accounting Pronouncements – The adoption of the following accounting standards and updates during 2009 did not result in a significant impact to the Partnership’s financial statements:

On January 1, 2009, the Partnership adopted the accounting standard regarding the determination of the useful life of intangible assets that removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This standard also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangements.

On June 15, 2009, the Partnership adopted the accounting standard regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. This standard was effective prospectively for all annual reporting periods ending after June 15, 2009.

On June 15, 2009, the Partnership adopted the accounting standard that amends the requirements for disclosures about fair value of financial instruments. This standard was effective prospectively for all annual reporting periods ending after June 15, 2009.

On June 15, 2009, the Partnership adopted the accounting standard regarding estimating fair value measurements when the volume and level of activity for the asset or liability has significantly decreased which also provides guidance for identifying transactions that are not orderly. This standard was effective prospectively for all annual reporting periods ending after June 15, 2009.

On August 28, 2009, the Partnership adopted the accounting standard update regarding the measurement of liabilities at fair value. This standard update provides techniques to use in measuring fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. This standard update is effective prospectively for all annual reporting periods upon issuance.

Other Recent Accounting Standard - In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements.  This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements.  This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. The Partnership is currently evaluating the impact this standard update will have on our financial statements.

Subsequent events – Events subsequent to December 31, 2009 have been evaluated through March 15, 2010, the date the financial statements were issued.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consist of the following as of December 31, 2009 and 2008:

	Useful Lives	2009	2008

Buildings	10-40 years	$16,938	$16,819
Cellular plant equipment	3-15 years	49,200	58,480
Furniture, fixtures and equipment	2-5 years	23	29
Leasehold Improvements	5 years	3,607	3,484

		69,768	78,812

Less accumulated depreciation		(33,979)	(42,458)

Property, plant and equipment, net		$35,789	$36,354

Capitalized network engineering costs of $469 and $366 were recorded during the years ended December 31, 2009 and 2008, respectively.  Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $2,010 and $1,452 at December 31, 2009 and 2008, respectively.

4.	TRANSACTIONS WITH AFFILIATES

In addition to fixed asset purchases, affiliate transactions include, but are not limited to, allocations, intra-company roaming, the salaries and related expenses of employees of Cellco, PCS spectrum lease payments and direct payments to a related party of the Partnership, such as rent. These allocations are based on the Partnership’s percentage of customers or gross customer additions or minutes of use, where applicable. Cellco believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm’s length.

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Revenue:
Operating revenues (a)	$178,366	$151,428	$147,397
Cellsite allocated revenues (b)	738	2,190	1,418
Cost of Service:
Direct telecommunication charges	6,736	6,457	6,704
Long distance charges	1,738	2,905	4,429
Allocation of cost of service	4,836	4,699	4,207
Allocation of switch usage cost	5,486	5,218	4,697
General and Administrative:
Allocation of certain general and administrative expenses	2,856	3,227	2,867

(a)
Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates. Cellco continues to re-evaluate the rates.

(b)	Cellsite allocated revenues, based on the Partnership’s percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliated entity.

On March 14, 2007, the Partnership entered into lease agreements for the right to use additional spectrum owned by Cellco. The initial term of these agreements is ten years. The annual lease commitment of $546 represents the costs of financing the spectrum, and does not necessarily reflect the economic value of the services received.  No additional spectrum purchases or lease commitments have been entered into by the Partnership as of December 31, 2009.

5.	COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment and spectrum used in its operations.  Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments.  Rent expense is recorded on a straight-line basis.  The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured.  Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term.  For the years ended December 31, 2009, 2008 and 2007, the Partnership recognized a total of $2,930, $2,669 and $2,470 respectively, as rent expense related to payments under these operating leases, which was included in cost of service in the accompanying statements of operations.

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount

2010	$2,793
2011	2,589
2012	2,397
2013	2,145
2014	1,814
2015 and thereafter	9,634

Total minimum payments	$21,372

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.	CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2009 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

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